Corporate Headquarters • 3637 Ridgewood Road • Fairlawn, Ohio 44333 t: 1-800-54-RESIN • p: 330-666-3751 • f: 330-668-7204 www.aschulman.com

February 21, 2018

Via EDGAR and Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, D.C. 20549-7010

ATTN:	W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

Re:	A. Schulman, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2017

Filed October 25, 2017

Form 8-K

Filed January 8, 2018

File No. 0-7459

Dear Mr. Cash:

This letter sets forth the responses of A. Schulman, Inc. (the “Company”) to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the letter dated February 15, 2018 relating to the Commission’s review of the above-referenced Form 10-K and Form 8-K of the Company. For your convenience, we have set forth below the full text of each of the Staff’s comments in the February 15, 2018 letter, along with the Company’s corresponding responses.

Form 10-K for the Fiscal Year Ended August 31, 2017

Item 8. Financial Statements and Supplemental Data, page 49

Note 7 – Income Taxes, page 70

1.	We note that you recognized a tax benefit related to a worthless stock deduction during the fourth quarter of FY 2017 that you state represents a deduction for prior accounting losses for which no tax benefit was previously allowed. Please tell us the following: the foreign subsidiary that the worthless stock tax deduction relates to; how and why you determined that subsidiary meets the requirements for the worthless stock deduction; the specific facts and circumstances that resulted in the deduction being allowed now, including how you determined the period in which to record the tax benefit; whether this deduction or similar deductions are expected to materially impact your effective income tax rate prospectively; and why it does not appear you provided any disclosures related to this deduction prior to recording it. Please also address the possibility that the IRS could challenge the validity of this deduction and, if applicable, address the need to expand your disclosures to clarify.

W. John Cash

February 21, 2018

RESPONSE:

The worthless stock deduction was related to A. Schulman Plastics do Brasil Ltda., a subsidiary of the Company located in Brazil (“Subsidiary”). The Company obtained a third-party valuation of the Subsidiary and analyzed the tax rules regarding worthless stock deduction under Internal Revenue Code Section 165(g)(3). The results of the valuation showed the liabilities exceeded the value of assets of the Subsidiary during fiscal 2017. The valuation and deemed liquidation of the Subsidiary (by filing a Form 8832 “check the box election” with the IRS) in July 2017 provided support for the worthless stock requirement and established an identifiable event to claim the worthless stock deduction.

The Company does not expect this deduction, or any similar deductions, to materially impact the effective tax rate prospectively. The valuation was completed in July 2017 and because the deduction is dependent upon the results of the valuation and the timely filing of a Form 8832, the Company did not provide any disclosures related to this deduction until it was determined with certainty that the Subsidiary was worthless for tax purposes.

Worthless stock deductions are valid tax events under Internal Revenue Code Section 165(g)(3) that are regularly reviewed by the IRS for appropriateness. However, the third-party valuation and internal tax analysis resulted in a conclusion that a reserve was not necessary for this item. Accordingly, the Company does not believe its disclosures need to be expanded at this time.

Form 8-K filed on January 8, 2018

1.	We refer to the presentation of non-GAAP measures in your earnings release. Please revise future filings to:

•	Present the most directly comparable GAAP measures with equal or greater prominence. In this regard we note you emphasize adjusted operating margin in your headline without referring to the most directly comparable GAAP measure;

•	Reconcile EBITDA, as calculated, to net income in your adjusted EBITDA reconciliation; and

•	Present the line item “Other” below EBITDA, as calculated, in your adjusted EBITDA reconciliation, since it appears to us that any EBITDA subtotal should only include adjustments identified by the acronym. Alternatively, you may eliminate the subtotal.

W. John Cash

February 21, 2018

RESPONSE:

In future filings, the Company will refer to the most directly comparable GAAP measure in all headlines and will reconcile adjusted EBITDA to net income without any subtotals.

We believe that the foregoing address each of the comments raised in the Staff’s letter. If you have any further questions or require additional information, please do not hesitate to contact me at (330) 668-7337, our Chief Financial Officer, John W. Richardson, at (330) 668-7285, or our Chief Legal Officer, Andrean R. Horton, Esq., at (330) 668-7375.

Sincerely,

/s/ Kristopher R. Westbrooks

Kristopher R. Westbrooks

Chief Accounting Officer

cc:	Joseph M. Gingo, Chairman, President and Chief Executive Officer, A. Schulman, Inc.
John W. Richardson, Chief Financial Officer, A. Schulman, Inc.
Andrean R. Horton, Esq., Chief Legal Officer, A. Schulman, Inc.
J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease, LLP